SEC 17005279 N

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SEC Mail Processing Section FEB 21 2017 Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67611

PMS

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: TransPacific Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 Madison Avenue Suite 1500
(No. And Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark E. Mason 212-987-3000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
(Name - *if individual state last, first, middle name*)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

CONFIDENTIAL TREATMENT REQUESTED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SC

OATH OR AFFIRMATION

I, Scott D Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TransPacific Group LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 20 18

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANSPACIFIC GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

TRANSPACIFIC GROUP LLC
FINANCIAL STATEMENT
DECEMBER 31, 2016

CONTENTS

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of TransPacific Group, LLC

We have audited the accompanying statement of financial condition of TransPacific Group, LLC (a limited liability company) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. TransPacific Group, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of TransPacific Group, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan, CPA's PLLC
Woodbury, New York

February 10, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 TEL: 516 864.8600 FAX: 516.496.9688 WWW.RSGNCCPAS.COM

TRANSPACIFIC GROUP LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash	$	890,728
Accounts receivable		10,975,607
Prepaid expenses		22,364
Fixed assets (Net of Accumulated Depreciation of $35,116)		7,999
Other assets		122,708
TOTAL ASSETS	$	12,019,406

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Warrant reserve	$	10,000
Accrued expenses and other liabilities		2,050,845
TOTAL LIABILITIES		2,060,845
Member's capital		9,958,561
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	12,019,406

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION, OPERATIONS, AND SIGNIFICANT ACCOUNTING POLICIES

Transpacific Group LLC (F/K/A Transpacific Securities LLC) (the "Company"), a Delaware limited liability company, was formed on January 29, 2007. The Company changed its name from Transpacific Securities LLC to Transpacific Group LLC in January 2010. The Company, a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), acts as a third-party selling agent for private collective investment vehicles. The Company will continue indefinitely, unless terminated sooner by Management.

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 2. NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $667,974 which was $619,122 in excess of its required net capital of $48,852. The Company's net capital ratio was 0.91 to 1.

NOTE 3. FIXED ASSETS

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight line method over the estimated useful lives of the assets.

Fixed assets at December 31, 2016 consisted of the following:

Computer equipment	$ 35,296
Furniture	7,819
	43,115
Less: accumulated depreciation	(35,116)
Fixed assets, net	$ 7,999

NOTE 4. INCOME TAXES

The Company is not subject to federal or state income taxes. The member reports his distributive share of realized income or loss on his own tax return. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is subject to New York City unincorporated business tax, for which a provision is included in the Statement of Operations. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2012.

NOTE 5. WARRANT RESERVE

The Company has received a deposit of $10,000 from an entity which has the right to convert this deposit into member's capital at a future date based on terms disclosed in its warrant agreement. .

NOTE 6. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

NOTE 6. SIGNIFICANT GROUP CONCENTRATION OF RISK (continued)

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

As of December 31, 2016, there were no customer accounts having debit balances which presented any risks, nor was there any exposure with any other transaction conducted with any other broker.

NOTE 7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2016 or during the year then ended.

NOTE 8. RETIREMENT PLANS

The Company maintains a profit sharing plan covering eligible employees. Employees are vested at 20% per year after 2 years of service. Annual contributions to the plan are at the discretion of the Managing Member and are limited to the percentage of eligible employee compensation under relevant Internal Revenue Code sections. For the year ended December 31, 2016, the Company contributed $30,602 to the plan.

The Company sponsors a 401(k) for eligible employees providing pre-tax salary deferrals. For the year ended December 31, 2016, the Company contributed $24,000 to the plan.

The Company participates in a noncontributory defined benefit pension plan which covers substantially all of its employees, and is funded through a trust established under the plan.

The benefits are based on years of service, and the employee's compensation during the five consecutive years in which their average compensation was highest. Funding of retirement costs for the plan complies with the funding requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and other federal legislation.

NOTE 8. RETIREMENT PLANS (continued)

The plan's funded status is as follows:

Change in benefit obligation:		
Benefit obligation at December 31, 2015	$	1,671,191
Service cost		285,721
Interest cost		69,187
Actuarial (gain)/loss		(26,053)
Disbursements paid		-
Benefit obligation at December 31, 2016	$	2,000,046
Change in plan assets:		
Fair value of plan assets at December 31, 2015	$	1,215,772
Actual return on plan assets		88,470
Employer contribution		400,000
Paid to participants		-
Fair value of plan assets at December 31, 2016	$	1,704,242
Shortfall at end of year	$	(295,804)
Amounts recognized in the Statement of Financial Condition consist of:		
Pension payable	$	200,000
Amounts recognized in accumulated other comprehensive income consist of:		
Net actuarial gain (loss)	$	(283,067)
Accumulated other comprehensive income	$	(283,067)
Information for plans with an accumulated benefit obligation in excess of plan assets:		
Projected benefit obligation	$	2,000,046
Accumulated benefit obligation	$	1,787,276
Fair value of plan assets	$	1,704,242
Components of net periodic cost and other amounts recognized in other comprehensive income:		
Service cost	$	285,721
Interest cost		69,187
Expected (return) on plan assets		(106,183)
Amortization of net (gain)/loss		41,430
Net periodic cost	$	290,155

NOTE 8. RETIREMENT PLANS (continued)

Other changes in plan assets and benefit obligations recognized in other comprehensive income:		
Net gain/(loss)	$	(283,067)
Total recognized in other comprehensive income	$	(283,067)
Total recognized in net periodic benefit cost and other comprehensive income	$	(283,067)

The estimated transition obligation, net loss and prior service cost for the defined benefit pension plan that will be amortized from other comprehensive income into net periodic benefit cost over the next fiscal year are $41,430 and $285,721 respectively.

Weighted average assumptions used to determine benefit obligation at December 31, 2016:	
Discount rate	4.14%
Rate of compensation increase	5.00%

Weighted average assumptions used to determine net periodic benefit cost for year ended December 31, 2016:	
Discount rate	4.14%
Expected long-term return on plan assets	7.50%
Rate of compensation increase	5.00%

Contributions expected to be made during the year ending December 31, 2017 are expected to approximate $200,000.

The following benefit payments that reflect expected future service, as appropriate, are expected to be paid as follows:

Year ending December 31,	Pension Benefits
2020	2,904,273.00
2021-2027	-
Total	$ 2,904,273.00

NOTE 9. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2016 or during the year then ended.

NOTE 10. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were available to be issued, and no events have been identified which require disclosure.